UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 61980/April 26, 2010

ADMINISTRATIVE PROCEEDING
File No. 3-13823

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In the Matter of   :
                                                                :
TANGENT SOLUTIONS, INC.,   :   ORDER MAKING
TELZUIT MEDICAL TECHNOLOGIES, INC.,   :   FINDINGS AND
THOMASTON MILLS, INC.,   :   REVOKING REGISTRA-
THREE D DEPARTMENTS, INC.,   :   TIONS BY DEFAULT
TIGER TELEMATICS, INC., AND   :
TIS MORTGAGE INVESTMENT CO.   :

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        The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on March 18, 2010, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Office of the Secretary and the Division of Enforcement have provided evidence that the Commission delivered or attempted to deliver the OIP to Respondents by March 20, 2010, in a manner that complies with Rule 141 of the Commission's Rules of Practice. No Answers have been received and the time for filing Answers has expired.

        On April 5, 2010, I required Respondents to show cause why they should not be held in default and why the registrations of their registered securities should not be revoked. The time for replying to that Order has expired, and no replies have been received. Accordingly, Respondents are in default. See Rules 155(a) and 220(f) of the Commission's Rules of Practice. As authorized by Rule of Practice 155(a), the following allegations of the OIP are deemed to be true.

        Tangent Solutions, Inc. (Tangent) (CIK No. 764763), is a forfeited Delaware corporation located in Boca Raton, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Tangent is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2003, which reported a net loss of $35,060 for the prior three months. As of March 1, 2010, the company's stock (symbol TGTS) was quoted on the Pink Sheets operated by Pink OTC Markets Inc. (Pink Sheets), had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Telzuit Medical Technologies, Inc. (Telzuit) (CIK No. 1093837), is a dissolved Florida corporation located in Orlando, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Telzuit is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2007, which reported a net loss of $377,408 for the prior three months. As of March 1, 2010, the company's stock (symbol TZMT) was quoted on the Pink Sheets, had nine market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Thomaston Mills, Inc. (Thomaston) (CIK No. 97931), is a revoked Georgia corporation located in Thomaston, Georgia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Thomaston is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q/A for the period ended December 30, 2000, which reported a net loss of over $9.53 million for the prior twenty-six weeks. On June 19, 2001, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Middle District of Georgia which was converted to Chapter 7 and was still pending as of January 8, 2010. As of March 1, 2010, the company's stock (symbol TMSTA) was quoted on the Pink Sheets, had two market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Three D Departments, Inc. (Three D) (CIK No. 34169), is a void Delaware corporation located in Costa Mesa, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Three D is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended August 1, 1998, which reported a net loss of over $7.43 million for the prior twelve months. On July 30, 1998, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Central District of California, which terminated August 22, 2000. As of March 1, 2010, the company's two classes of stock (symbols TDDAQ and TDDBQ) were quoted on the Pink Sheets, had two market makers, and were eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Tiger Telematics, Inc. (Tiger) (CIK No. 1065581), is a void Delaware corporation located in Jacksonville, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(b). Tiger is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2005, which reported a net loss of over $253 million for the prior nine months. As of March 1, 2010, the company's stock (symbol TGTL) was quoted on the Pink Sheets, had ten market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

TIS Mortgage Investment Co. (TIS) (CIK No. 833088) is a delinquent Maryland corporation located in San Francisco, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). TIS is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2004, which reported a net loss of $371,000 for the prior nine months. As of March 1, 2010, the company's stock (symbol TISM) was quoted on the Pink

Sheets, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

As discussed in more detail above, all of the Respondents are delinquent in their periodic filings with the Commission and have repeatedly failed to meet their obligations to file timely periodic reports. They have also failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports and Rule 13a-13 requires domestic issuers to file quarterly reports.

As a result of the foregoing, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of the registered securities of Tangent Solutions, Inc., Telzuit Medical Technologies, Inc., Thomaston Mills, Inc., Three D Departments, Inc., Tiger Telematics, Inc., and TIS Mortgage Investment Co. are revoked.

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James T. Kelly
Administrative Law Judge